U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON D.C.  20549


                            FORM 12b-25

                      SEC FILE NUMBER: 0-22661

                           CUSIP NUMBER:

                    NOTIFICATION OF LATE FILING

                            (CHECK ONE)


                         _____   FORM 10-K
                         _____  FORM 10-KSB
                         _____   FORM 11-K
                         _____   FORM 20-F
                         _____   FORM 10-Q
                         __x__  FORM 10-QSB
                         _____   FORM N-SAR

Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________

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Part I - Registrant Information
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Vector Energy Corporation

_______________________________________________________________
Full Name of Registrant


_______________________________________________________________
Former Name if Applicable

5599 San Felipe #620

_______________________________________________________________
Address of Principal Executive Office (street and number)

Houston, TX   77056

_______________________________________________________________
City, State and Zip Code



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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

                                         X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

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Part III - Narrative
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

On May 8, 1998 the registrant consummated a stock transfer and exchange with an operating company, Vector Energy Corporation whereby a change in control of the registrant was effected.
This is the first quarterly report on form 10-QSB which will contain information concerning the operations of Vector Energy Corporation, and the registrant needs additional time to prepare this information. Consequently, the registrant's Form 10-QSB could not be filed without unreasonable effort and expense.


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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification name:  Randal McDonald

area code and phone number:   (713) 850-9993


(2) have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorted period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

__x__  yes

_____  no


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

__x__ yes

_____ no

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

Results of operations from the corresponding period of the preceding fiscal year were those of the registrant's predecessor, Sunburst Acquisitions II, Inc., a shell company engaged in the evaluation of potential merger candidates. The current quarter's results of operations are those of the operating oil and gas company, Vector Energy Corporation.


Vector Energy Corporation
__________________________________________________
(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE  September 15, 1998                 BY /s/ Randal B. McDonald
                                                Chief Financial Officer